================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         ------------------------------

                           SNYDER COMMUNICATIONS, INC.
                                (Name of Issuer)

   SNC COMMON STOCK, PAR VALUE $0.001 PER SHARE              832914 10 5
CIRCLE.COM COMMON STOCK, PAR VALUE $0.001 PER SHARE          832914 20 4
         (Title of class of securities)                     (CUSIP number)

                               A. CLAYTON PERFALL
                         C/O SNYDER COMMUNICATIONS, INC.
                              TWO DEMOCRACY CENTER
                              6903 ROCKLEDGE DRIVE
                                   15TH FLOOR
                            BETHESDA, MARYLAND 20817
                                 (301) 468-1010
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                               S. WADE ANGUS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                FEBRUARY 20, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)


NY2:\952628\11\74807.0076

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  832914 10 5                                          13D                                            Page 2 of 17 Pages
           832914 20 4
-----------------------------------------------------------              ---------------------------------------------------------

----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                USN COLLEGE MARKETING, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
----------------------    --------------------------------------------------------------------------------------------------------
      NUMBER OF                  7               SOLE VOTING POWER:                                                  0
       SHARES             -------------------    --------------------------------------------------------------------------------
     BENEFICIALLY                8               SHARED VOTING POWER:                             5,290,939 shares of SNC
      OWNED BY                                                                                    Common Stock*
                                                                                                  1,322,734 shares of
                                                                                                  Circle.com Common Stock*
                          -------------------    --------------------------------------------------------------------------------
        EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING           -------------------    --------------------------------------------------------------------------------
     PERSON WITH                 10              SHARED DISPOSITIVE POWER:                        5,290,939 shares of SNC
                                                                                                  Common Stock*
                                                                                                  1,322,734 shares of
                                                                                                  Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 19,972,431 shares of SNC
                                                                                                   Common Stock*
                                                                                                   4,983,106 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        27.6% of SNC
                                                                                                                       21.9% of
                                                                                                                      Circle.com
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    --------------------------------------------------------------------------------------------------------

*  See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  832914 10 5                                          13D                                            Page 3 of 17 Pages
           832914 20 4
-----------------------------------------------------------              ---------------------------------------------------------

----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                MORTIMER B. ZUCKERMAN
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------    --------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                               634,610 shares of SNC Common
      NUMBER OF                                                                                    Stock
        SHARES                                                                                     158, 652 shares of Circle.com
                                                                                                   Common Stock
     BENEFICIALLY         -------------------     ------------------------------------------------ -------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                             5,290,939 shares of SNC
                                                                                                   Common Stock*
         EACH                                                                                      1,322,734 shares of
      REPORTING                                                                                    Circle.com Common Stock*
                          -------------------     ------------------------------------------------ -------------------------------
     PERSON WITH                  9               SOLE DISPOSITIVE POWER:                          634,610 shares of SNC Common
                                                                                                   Stock
                                                                                                   158, 652 shares of Circle.com
                                                                                                   Common Stock
                          -------------------     ------------------------------------------------ -------------------------------
                                 10              SHARED DISPOSITIVE POWER:                        5,290,939 shares of SNC
                                                                                                   Common Stock*
                                                                                                   1,322,734 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 19,972,431 shares of SNC
                                                                                                   Common Stock*
                                                                                                   4,983,106 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        27.6% of SNC
                                                                                                                       21.9% of
                                                                                                                      Circle.com
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.


-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  832914 10 5                                          13D                                            Page 4 of 17 Pages
           832914 20 4
-----------------------------------------------------------              ---------------------------------------------------------

----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                FRED DRASNER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------    --------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                               1,125,303 shares of SNC
      NUMBER OF                                                                                    Common Stock
        SHARES                                                                                     281,325 shares of Circle.com
                                                                                                   Common Stock
     BENEFICIALLY         -------------------     --------------------------------------------------------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                             5,290,939 shares of SNC
                                                                                                   Common Stock*
         EACH                                                                                      1,322,734 shares of
      REPORTING                                                                                    Circle.com Common Stock*
                          -------------------     --------------------------------------------------------------------------------
     PERSON WITH                  9               SOLE DISPOSITIVE POWER:                          1,125,303 shares of SNC
                                                                                                   Common Stock
                                                                                                   281,325 shares of Circle.com
                                                                                                   Common Stock
                          -------------------     --------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                        5,290,939 shares of SNC
                                                                                                   Common Stock*
                                                                                                   1,322,734 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 19,972,431 shares of SNC
                                                                                                   Common Stock*
                                                                                                   4,983,106 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        27.6% of SNC
                                                                                                                       21.9% of
                                                                                                                      Circle.com
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.


-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  832914 10 5                                          13D                                            Page 5 of 17 Pages
           832914 20 4
-----------------------------------------------------------              ---------------------------------------------------------

----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                DANIEL M. SNYDER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------    --------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                               5,551,171 shares of SNC
      NUMBER OF                                                                                    Common Stock
        SHARES                                                                                     1,382,793 shares of
                                                                                                   Circle.com Common Stock
     BENEFICIALLY         -------------------     ------------------------------------------------ -------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                             4,337,976 shares of SNC
                                                                                                   Common Stock*
         EACH                                                                                      1,084,494 shares of
      REPORTING                                                                                    Circle.com Common Stock*
                          -------------------     ------------------------------------------------ -------------------------------
     PERSON WITH                  9               SOLE DISPOSITIVE POWER:                          5,551,171 shares of SNC
                                                                                                   Common Stock
                                                                                                   1,382,793 shares of
                                                                                                   Circle.com Common Stock
                          -------------------     ------------------------------------------------ -------------------------------
                                  10              SHARED DISPOSITIVE POWER:                        4,337,976 shares of SNC
                                                                                                   Common Stock*
                                                                                                   1,084,494 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 19,972,431 shares of SNC
                                                                                                   Common Stock*
                                                                                                   4,983,106 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        27.6% of SNC
                                                                                                                       21.9% of
                                                                                                                      Circle.com
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.


-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  832914 10 5                                          13D                                            Page 6 of 17 Pages
           832914 20 4
-----------------------------------------------------------              ---------------------------------------------------------

----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                MICHELE D. SNYDER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------    --------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                               1,945,490 shares of SNC
      NUMBER OF                                                                                    Common Stock
        SHARES                                                                                     481,372 shares of Circle.com
                                                                                                   Common Stock
     BENEFICIALLY         -------------------     --------------------------------------------------------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                             4,337,976 shares of SNC
                                                                                                   Common Stock*
         EACH                                                                                      1,084,494 shares of
      REPORTING                                                                                    Circle.com Common Stock*
     PERSON WITH          -------------------     --------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                          1,945,490 shares of SNC
                                                                                                   Common Stock
                                                                                                   481,372 shares of Circle.com
                                                                                                   Common Stock
                          -------------------     --------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                        4,337,976 shares of SNC
                                                                                                   Common Stock*
                                                                                                   1,084,494 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 19,972,431 shares of SNC
                                                                                                   Common Stock*
                                                                                                   4,983,106 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        27.6% of SNC
                                                                                                                       21.9% of
                                                                                                                      Circle.com
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    --------------------------------------------------------------------------------------------------------

*See Item 5 of this Schedule 13D.


-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  832914 10 5                                          13D                                            Page 7 of 17 Pages
           832914 20 4
-----------------------------------------------------------              ---------------------------------------------------------

----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                D.M.S. ENDOWMENT, LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
----------------------    --------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                               0
        SHARES
     BENEFICIALLY         -------------------     --------------------------------------------------------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                             4,337,976 shares of SNC
                                                                                                   Common Stock*
         EACH                                                                                      1,084,494 shares of
      REPORTING                                                                                    Circle.com Common Stock*
                          -------------------     --------------------------------------------------------------------------------
     PERSON WITH                  9               SOLE DISPOSITIVE POWER:                          0
                          -------------------     --------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                        4,337,976 shares of SNC
                                                                                                   Common Stock*
                                                                                                   1,084,494 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 19,972,431 shares of SNC
                                                                                                   Common Stock*
                                                                                                   4,983,106 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        27.6% of SNC
                                                                                                                       21.9% of
                                                                                                                      Circle.com
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               EP
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  832914 10 5                                          13D                                            Page 8 of 17 Pages
           832914 20 4
-----------------------------------------------------------              ---------------------------------------------------------

----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                CHARLES E. SMITH JEWISH
                          S.S. OR I.R.S. IDENTIFICATION NO.                       DAY SCHOOL OF GREATER WASHINGTON, INC.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
----------------------    --------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                               1,086,942 shares of SNC
      NUMBER OF                                                                                    Common Stock
        SHARES                                                                                     271,736 shares of Circle.com
                                                                                                   Common Stock
     BENEFICIALLY         -------------------     --------------------------------------------------------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                             0
                          -------------------     --------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                          1,086,942 shares of SNC
      REPORTING                                                                                    Common Stock
                                                                                                   271,736 shares of Circle.com
     PERSON WITH                                                                                   Common Stock
                          -------------------     --------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                        0
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 19,972,431 shares of SNC
                                                                                                   Common Stock*
                                                                                                   4,983,106 shares of
                                                                                                   Circle.com Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        27.6% of SNC
                                                                                                                       21.9% of
                                                                                                                      Circle.com
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               EP
----------------------    --------------------------------------------------------------------------------------------------------


* See Item 5 of this Schedule 13D.

ITEM 1.           SECURITY AND ISSUER

                  This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to SNC common stock, par value $0.001 per share ("SNC Common Stock"), and Circle.com common stock, par value $0.001 per share ("Circle.com Common Stock"), of Snyder Communications, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817.

                  The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto and incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND

                  The persons filing this Schedule 13D are USN College Marketing, L.P., a Delaware limited partnership ("USN College Marketing"), D.M.S. Endowment, LLC, a Delaware limited liability company ("DMS Endowment"), Charles E. Smith Jewish Day School of Greater Washington, Inc., a Delaware corporation ("CES Day School"), Daniel M. Snyder, an individual, Michele D. Snyder, an individual, Mortimer B. Zuckerman, an individual, and Fred Drasner, an individual (the "Reporting Persons"). An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as
Exhibit 1. The Reporting Persons are filing this statement of beneficial ownership on Schedule 13D because they entered into an Amended and Restated Company Stockholder Voting Agreement (the "Voting Agreement") with Havas Advertising, a French corporation, dated as of August 18, 2000, where each Reporting Person agreed to vote its shares in favor of the adoption and approval of the Amended and Restated Agreement and Plan of Merger (as defined in Item 4 below). In addition, the Reporting Persons may be deemed to be a member of a group, within the meaning of Section 13(d)3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with Hava Advertising by virtue of being party to the Voting Agreement.

                   The name, residence or business address, citizenship and present principal occupation or employment of Daniel M. Snyder, Michele D. Snyder, Mortimer B. Zuckerman and Fred Drasner are set forth on Schedule A hereto and such information is incorporated by reference herein. The name, jurisdiction of organization, business address and principal business of USN College Marketing, DMS Endowment and CES Day School, and the name, residence or business address, citizenship and present principal occupation or employment of the executive officers and directors of USN College Marketing and CES Day School are set forth on Schedule A hereto and such information is incorporated by reference herein.

                  None of the Reporting Persons has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

                  This statement is being filed while the Reporting Persons are still in the process of verifying all information required herein from their respective directors and executive officers, including, without limitation, the information required by this Item 2 and Item 5 of this Schedule 13D. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained in this Schedule 13D, an amendment to this statement will be filed that will disclose any such change.

                  The information set forth in Item 4 and Item 5 of this
Schedule 13D is hereby incorporated by reference herein.

                  Havas Advertising filed on September 13, 2000, a statement of beneficial ownership on Schedule 13D with the Securities and Exchange Commission with respect to its deemed beneficial ownership of shares of SNC Common Stock and Circle.com Common Stock. For specific information with respect to Havas Advertising, please refer to such statement of beneficial ownership on Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Reporting Persons beneficially own the shares of SNC Common Stock and Circle.com Common Stock (the "Shares") reflected in this
Schedule 13D (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned) by them, directly or indirectly, because these Reporting Persons entered into the Voting Agreement where each agreed to vote such Reporting Person's Shares in favor of the proposed merger of Snyder Communications, Inc. and Havas Advertising, as described more fully in Item 4 of this Schedule 13D.

                  This information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.           PURPOSE OF TRANSACTION

                  On August 18, 2000, the Reporting Persons entered into the Voting Agreement in connection with the Amended and Restated Agreement and Plan of Merger, dated as of August 3, 2000 and effective February 20, 2000 (the "Merger Agreement"), among Havas Advertising, HAS Acquisition Corp., a Delaware corporation ("Merger Subsidiary"), and the Company, whereby Havas Advertising agreed to acquire all of the issued and outstanding shares of SNC Common Stock through the merger of Merger Subsidiary into Snyder Communications (the "Merger"). The full text of the Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The consideration to be paid to holders of SNC Common Stock in the merger will consist of American Depositary Shares of Havas Advertising, having an aggregate value of approximately $2.1 billion.

                  Pursuant to the Voting Agreement, each Reporting Person agreed to vote or consent, or cause to be voted or consented, in person or by proxy, all shares of SNC Common Stock and Circle.com Common Stock beneficially owned by such Reporting Person or as to which such Reporting Person had, directly or indirectly, the right to vote or direct the voting, in favor of the proposed Merger and adoption of the Merger Agreement. In furtherance of such agreement, each Reporting Person granted to and appointed Havas Advertising and each of Jacques Herail and Bob Schmetterer, in their respective capacities as officers of Havas Advertising, and any individual who thereafter succeeded to any such officer of Havas Advertising, and any other designee of Havas Advertising, each of them individually, its irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the SNC Common Stock and Circle.com Common Stock beneficially owned by such Reporting Person in favor of the Merger and adoption of the Merger Agreement.

                  In addition, each Reporting Person agreed not to (i) effect a "Disposition" (as defined in the Voting Agreement, attached hereto as Exhibit 3) of SNC Common Stock and Circle.com Common Stock, (ii) grant any proxies or powers of attorney with respect to SNC Common Stock and Circle.com Common Stock,
(iii) deposit any SNC Common Stock and Circle.com Common Stock into a voting trust, (iv) enter into a voting agreement with respect to SNC Common Stock and Circle.com Common Stock, or (v) take any action that would make any representation or warranty of such Reporting Person in the Voting Agreement untrue or incorrect, or have the effect of preventing or disabling such Reporting Person from performing such Reporting Person's obligations under the Voting Agreement or the Company from performing its obligations under the Merger Agreement.

                  The foregoing description of the Voting Agreement is a summary thereof and does not purport to be complete. The full text of the Voting Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

                  The information set forth in the Registration Statement on Form F-4 (Registration No. 333-43362) filed by Havas Advertising with the Securities and Exchange Commission (as amended, the "Form F-4 Registration Statement") includes a description of the Merger Agreement, the Merger and the Voting Agreement. The information set forth in the Form F-4 Registration Statement is hereby incorporated by reference herein.

                  Each of the Reporting Persons holds the shares of SNC Common Stock and Circle.com Common Stock in the ordinary course of business and, except as otherwise set forth herein, not with the purpose or effect of changing the control of the Company.

                  Except as set forth above and in the proxy statement/prospectus contained in the Form F-4 Registration Statement, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on August 18, 2000, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 19,972,431 shares of SNC Common Stock, representing approximately 27.6% of SNC Common Stock outstanding on July 31, 2000 and an aggregate of 4,983,106 shares of Circle.com Common Stock representing approximately 21.9% of Circle.com Common Stock outstanding on July 31, 2000.

(b) Daniel M. Snyder has the sole power to vote, direct the voting of, dispose of and direct the disposition of 5,551,171 shares of SNC Common Stock and 1,382,793 shares of Circle.com Common Stock.

         In addition, Mr. Snyder has shared power to vote, direct the voting of, dispose of and direct the disposition of 4,337,976 shares of SNC Common Stock and 1,084,494 shares of Circle.com Common Stock held by DMS Endowment, a limited liability company whose sole members are Mr. Snyder and Michele D. Snyder.

         Mr. Snyder disclaims beneficial ownership of shares of SNC Common Stock beneficially owned by Michele D. Snyder, Mortimer B. Zuckerman, Fred Drasner, D.M.S. Endowment, USN College Marketing and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Mr. Snyder by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by Mr. Snyder that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the SNC Common Stock held by such other Reporting Persons.

         Mr. Snyder disclaims beneficial ownership of shares of Circle.com Common Stock beneficially owned by Michele D. Snyder, Mortimer B. Zuckerman, Fred Drasner, D.M.S. Endowment, USN College Marketing and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Mr. Snyder by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by Mr. Snyder that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Circle.com Common Stock held by such other Reporting Persons.

         DMS Endowment disclaims beneficial ownership of shares of SNC Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Mortimer B. Zuckerman, Fred Drasner, USN College Marketing and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by DMS Endowment by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by DMS Endowment that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the SNC Common Stock held by such other Reporting Persons.

         DMS Endowment disclaims beneficial ownership shares of Circle.com Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Mortimer
B. Zuckerman, Fred Drasner, USN College Marketing and CES Day School , which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by DMS Endowment by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by DMS Endowment that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Circle.com Common Stock held by such other Reporting Persons.

         Michele D. Snyder has the sole power to vote, direct the voting of, dispose of and direct the disposition of 1,945,490 shares of SNC Common Stock and 481,372 shares of Circle.com Common Stock.

         In addition, Ms. Snyder has shared power to vote, direct the voting of, dispose of and direct the disposition of 4,337,976 shares of SNC Common Stock and 1,084,494 shares of Circle.com Common Stock held by DMS Endowment, a limited liability company whose sole members are Ms. Snyder and Daniel M. Snyder.

         Ms. Snyder disclaims beneficial ownership of shares of SNC Common Stock beneficially owned by Daniel M. Snyder, Mortimer B. Zuckerman, Fred Drasner, D.M.S. Endowment, USN College Marketing and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Ms. Snyder by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by Ms. Snyder that she is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the SNC Common Stock held by other such Reporting Persons.

         Ms. Snyder disclaims beneficial ownership of shares of Circle.com Common Stock beneficially owned by Daniel M. Snyder, Mortimer B. Zuckerman, Fred Drasner, D.M.S. Endowment, USN College Marketing and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Ms. Snyder by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by Ms. Snyder that she is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Circle.com Common Stock held by such other Reporting Persons.

         Fred Drasner, directly or through F.D. Sutton, LLC, a Delaware limited liability company of which Mr. Drasner is the sole member, has sole power to vote, direct the voting of, dispose of and direct the disposition of 1,125,303 shares of SNC Common Stock and 281,325 shares of Circle.com Common Stock.

         In addition, Mr. Drasner has shared power to vote, direct the voting of, dispose of and direct the disposition of 5,290,939 shares of SNC Common Stock and 1,322,734 shares of Circle.com Common Stock held by USN College Marketing, a limited partnership of which USN College Marketing, Inc., a Delaware corporation ("USN Inc."), is the sole general partner and Fred Drasner is the sole limited partner. Mortimer B. Zuckerman holds one third of the shares of USN Inc. and is its sole director. Mr. Drasner is the President of USN Inc.

         Mr. Drasner disclaims beneficial ownership of shares of SNC Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Mortimer B. Zuckerman, D.M.S. Endowment, USN College Marketing and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Fred Drasner by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by Fred Drasner that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the SNC Common Stock held by such other Reporting Persons.

         Mr. Drasner disclaims beneficial ownership of shares of Circle.com Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Mortimer
B. Zuckerman, D.M.S. Endowment, USN College Marketing and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Fred Drasner by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by Fred Drasner that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Circle.com Common Stock held by such other Reporting Persons.

         USN College Marketing disclaims beneficial ownership of shares of SNC Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Mortimer
B. Zuckerman, Fred Drasner, D.M.S. Endowment and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by USN College Marketing, by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by USN College Marketing, that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the SNC Common Stock held by such other Reporting Persons.

         USN College Marketing disclaims beneficial ownership of shares of Circle.com Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Mortimer B. Zuckerman, Fred Drasner, D.M.S. Endowment and CES Day School, which shares may be deemed to be beneficially owned, for purposes of
Section 13(d) of the Exchange Act, by USN College Marketing by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by USN College Marketing that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Circle.com Common Stock held by such other Reporting Persons.

         Mortimer B. Zuckerman has the sole power to vote, direct the voting of, dispose of and direct the disposition of 634,610 shares of SNC Common Stock and 158,652 shares of Circle.com Common Stock.

         In addition, Mr. Zuckerman has shared power to vote, direct the voting of, dispose of and direct the disposition of 5,290,939 shares of SNC Common Stock and 1,322,734 shares of Circle.com Common Stock held by USN College Marketing.

         Mr. Zuckerman disclaims beneficial ownership of shares of SNC Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Fred Drasner, D.M.S. Endowment, USN College Marketing and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Mr. Zuckerman by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by Mr. Zuckerman that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the SNC Common Stock held by such other Reporting Persons.

         Mr. Zuckerman disclaims beneficial ownership of shares of Circle.com Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Fred Drasner, D.M.S. Endowment, USN College Marketing and CES Day School, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Mr. Zuckerman by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by Mr. Zuckerman that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Circle.com Common Stock held by such other Reporting Persons.

         CES Day School has the sole power to vote, direct the voting of, dispose of and direct the disposition of 1,086,942 shares of SNC Common Stock and 271,736 shares of Circle.com Common Stock.

         CES Day School disclaims beneficial ownership of shares of SNC Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Mortimer B. Zuckerman, Fred Drasner, D.M.S. Endowment and USN College Marketing, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by CES Day School by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by CES Day School that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the SNC Common Stock held by other such Reporting Persons.

         CES Day School disclaims beneficial ownership of shares of Circle.com Common Stock beneficially owned by Daniel M. Snyder, Michele D. Snyder, Mortimer
B. Zuckerman, Fred Drasner, D.M.S. Endowment and USN College Marketing, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by CES Day School by virtue of being a party to the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000. The filing of this Schedule 13D shall not be construed as an admission by CES Day School that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Circle.com Common Stock held by such other Reporting Persons.

         Except as disclosed in this Item 5(b) of this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has the power to vote, direct the voting of, dispose of or direct the disposition of any shares of SNC Common Stock or Circle.com Common Stock or any other person referenced in this Schedule 13D or any amendment thereto.

         The filing of this Report shall not be construed as an admission by any Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares of SNC Common Stock and Circle.com Common Stock beneficially owned by the other Reporting Persons.

(c) On July 18, 2000 each of Fred Drasner and Daniel M. Snyder made a charitable contribution of 1,086,942 shares of SNC Common Stock and 271,736 shares of Circle.com Common Stock to CES Day School.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference herein.

                  In addition to the agreements referenced in Items 4 and 5 of this Schedule 13D, Daniel M. Snyder, Michele D. Snyder, Mortimer Zuckerman and Fred Drasner, either individually or through their affiliates, have entered into forward purchase contracts with unaffiliated third parties obligating them to deliver shares of SNC Common Stock and shares of Circle.com Common Stock or cash on pre-arranged settlement dates.

                  The STRYPES forward purchase contract, evidenced by the forward purchase contract, dated September 18, 1997, among the Snyder STRYPES Trust, The Bank of New York, as collateral agent and administrator, and D.M.S. Endowment, F.D. Sutton, LLC, A.O. Roberts, LLC and USN College Marketing obligates the contracting party to deliver to the Snyder STRYPES Trust shares of SNC Common Stock and Circle.com Common Stock on the exchange date of November 15, 2000. A disposition of the Company by merger results in an acceleration of the exchange date of the STRYPES agreement.

                  Daniel M. Snyder and Michele D. Snyder, together through their affiliate D.M.S. Endowment, beneficially own 2,921,490 and 1,416,480 shares of SNC Common Stock and 730,373 and 354,120 shares of Circle.Com Common Stock, respectively, subject to the STRYPES agreement, Fred Drasner, through his affiliates F.D. Sutton, LLC and USN College Marketing beneficially owns 1,298,440 shares of SNC Common Stock and 324,610 shares of Circle.com Common Stock subject to the STRYPES agreement.

                  Each of the STAMPS forward purchase contracts, evidenced by the purchase agreements, dated July 29, 1998, between Bear, Stearns & Co., Inc. and each of Daniel M. Snyder, Michele D. Snyder and USN College Marketing, respectively, obligates the contracting party to deliver to Bear, Stearns & Co. Inc. shares of SNC Common Stock and Circle.com Common Stock on the settlement date of July 30, 2001. A disposition of the Company by merger would accelerate the settlement date of the STAMPS agreements.

                  On July 18, 2000, Daniel M. Snyder contributed the shares of SNC Common Stock and Circle.com Common Stock subject to his STAMPS forward purchase contract and assigned his interests and obligations under his STAMPS forward purchase contract to CES Day School and CES Day School assumed the obligations under the STAMPS forward purchase contract with Mr. Snyder. On July 18, 2000, USN College Marketing distributed the shares of SNC Common Stock and

Circle.com Common Stock subject to its STAMPS forward purchase contract to each of its limited partners, Mortimer Zuckerman and Fred Drasner, pro rata and assigned its interests and obligations under its STAMPS forward purchase contract to Mr. Zuckerman and Mr. Drasner, pro rata, who each assumed their respective portion of the obligations under the STAMPS forward purchase contract with USN College Marketing. Mr. Drasner, in turn, contributed the shares of SNC Common Stock and Circle.com Common Stock subject to the STAMPS forward purchase contract with USN College Marketing and assigned his interests and obligations under the STAMPS forward purchase contract with USN College Marketing to CES Day School and CES Day School assumed the obligations under the STAMPS forward purchase contract with USN College Marketing.

                  Michelle D. Snyder beneficially owns 278,448 shares of SNC Common Stock and 69,612 shares of Circle.com Common Stock subject to her STAMPS agreement. Mortimer Zuckerman beneficially owns 634,610 shares of SNC Common Stock and 158,653 shares of Circle.com Common Stock subject to his STAMPS agreements. CES Day School beneficially owns 1,086,942 shares of SNC Common Stock and 271,736 shares of Circle.com Common Stock subject to a STAMPS agreement.

                  The information set forth in the Form F-4 Registration Statement under the heading "The Merger--Restrictions on Resales by Affiliates" describes these forward purchase contracts in greater detail. The information set forth in the Form F-4 Registration Statement is hereby incorporated by reference herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. Joint Filing Agreement by and among Havas Advertising, Daniel M. Snyder, Michele D. Snyder, Mortimer B. Zuckerman, Fred Drasner, USN College Marketing, L.P., D.M.S. Endowment, LLC and Charles E. Smith Jewish Day School of Greater Washington, Inc.

                  2. Amended and Restated Agreement and Plan of Merger, dated as of August 3, 2000 and effective February 20, 2000, among Havas Advertising, HAS Acquisition Corp. and Snyder Communications, Inc.

                  3. Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000, by and among Havas Advertising, Daniel M. Snyder, Michele D. Snyder, Mortimer B. Zuckerman, Fred Drasner, USN College Marketing, L.P., D.M.S. Endowment, LLC and Charles E. Smith Jewish Day School of Greater Washington, Inc.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 23, 2000

                                D.M.S. ENDOWMENT, LLC



                                By:  /s/ Daniel M. Snyder
                                     -----------------------------------------
                                       Name:  Daniel M. Snyder
                                       Title: Member


                                USN COLLEGE MARKETING, L.P.



                                By: /s/ Fred Drasner
                                    ------------------------------------------
                                       Name:  Fred Drasner
                                       Title: Partner


                                CHARLES E. SMITH JEWISH DAY
                                  SCHOOL OF GREATER
                                  WASHINGTON, INC.



                                By:  /s/ Douglas J. Feith
                                     -----------------------------------------
                                        Name:  Douglas J. Feith
                                        Title: President:



                                   /s/ Daniel M. Snyder
                                   -------------------------------------------
                                   DANIEL M. SNYDER


                                   /s/ Daniel M. Snyder
                                   -------------------------------------------
                                   MICHELE D. SNYDER


                                   /s/ Mortimer B. Zuckerman
                                   ----------------------------------
                                   MORTIMER B. ZUCKERMAN


                                   /s/ Fred Drasner
                                   -------------------------------------------
                                   FRED DRASNER

                                   SCHEDULE A
                                   ----------

                            List of Reporting Persons
                            -------------------------

1.       Reporting Person:                  Daniel M. Snyder
         Citizenship:                       United States of America
         Residence or Business
              Address:                      Snyder Communications, Inc.
                                            6903 Rockledge Drive
                                            Bethesda, Maryland 20918
         Present Principal Occupation
              or Employment:               Chairman and Chief Executive
                                           Officer, Snyder Communications, Inc.
         Name, Principal Business
              and Address of any
              Corporation or Other
              Organization in which
              Such Employment is
              Conducted:                    N/A

2.       Reporting Person:                  Michele D. Snyder
         Citizenship:                       United States of America
         Residence or Business
              Address:                      Snyder Communications, Inc.
                                            6903 Rockledge Drive
                                            Bethesda, Maryland 20918
         Present Principal Occupation
              or Employment:                Director, President and Chief
                                            Operating Officer, Snyder
                                            Communications, Inc.
         Name, Principal Business
              and Address of any
              Corporation or Other
              Organization in which
              Such Employment is
              Conducted:                    N/A

3.       Reporting Person:                  Mortimer B. Zuckerman
         Citizenship:                       United States of America
         Residence or Business
              Address:                      599 Lexington Avenue
                                            Suite 1300
                                            New York, NY 10022
         Present Principal Occupation
              or Employment:                Chairman of Boston Properties, Inc. and
                                            Chairman and Editor-in-Chief of
                                            U.S. News and World Report
         Name, Principal Business
              and Address of any
              Corporation or Other
              Organization in which
              Such Employment is
              Conducted:                    N/A


4.       Reporting Person:                  Fred Drasner
         Citizenship:                       United States of America
         Residence or Business
              Address:                      The Daily News
                                            450 West 33rd Street
                                            3rd Floor
                                            New York, New York 10001
         Present Principal Occupation
              or Employment:                Chief Executive Officer and Co-Publisher
                                            of Daily News and President and Chief
                                            Executive Officer of U.S. News and World
                                            Report
         Name, Principal Business
              and Address of any
              Corporation or Other
              Organization in which
              Such Employment is
              Conducted:                    N/A

5.       Reporting Person:                  USN College Marketing, L.P.
         State of Organization:             Delaware
         Principal Business:                Direct Marketing and Advertising
         Address of Principal Office:       450 West 33rd Street
                                            3rd Floor
                                            New York, New York  10001

6.       Reporting Person:                  D.M.S. Endowment, LLC
         State of Organization:             Delaware
         Principal Business:                Charitable Trust
         Address of Principal Office:       c/o Snyder Communications, Inc.
                                            6903 Rockledge Drive
                                            Bethesda, Maryland 20918

7.       Reporting Person:                     Charles E. Smith Jewish Day School of Greater Washington,
                                               Inc.
         State of Organization:                Delaware
         Principal Business:                   Education
         Address of Principal Office:          1901 East Jefferson Street
                                               Rockville, Maryland 20852



                    List of Executive Officers and Directors
                    ----------------------------------------

USN COLLEGE MARKETING, L.P.

1.       Name:                              Fred Drasner
         Title                              President of USN College Marketing, Inc.,
                                            general partner of USN College Marketing, L.P.

         Citizenship:                       United States of America
         Residence or Business
              Address:                      The Daily News
                                            450 West 33rd Street
                                            3rd Floor
                                            New York, New York 10001
         Present Principal Occupation
              or Employment:                Chief Executive Officer and Co-Publisher
                                            of Daily News and President and Chief
                                            Executive Officer of U.S. News and World
                                            Report
         Name, Principal Business
              and Address of any
              Corporation or Other
              Organization in which
              Such Employment is
              Conducted:                    N/A

2.       Name:                              Mortimer B. Zuckerman
         Title:                             Director of USN College Marketing, Inc.,
                                            general partner of USN College Marketing, L.P.

         Citizenship:                       United States of America
         Residence or Business
              Address:                      599 Lexington Avenue
                                            Suite 1300
                                            New York, NY 10022
         Present Principal Occupation
              or Employment:                Chairman of Boston Properties, Inc. and
                                            Chairman and Editor-in-Chief of
                                            U.S. News and World Report
         Name, Principal Business
              and Address of any
              Corporation or Other
              Organization in which
              Such Employment is
              Conducted:                    N/A




CHARLES E. SMITH JEWISH DAY SCHOOL OF GREATER WASHINGTON, INC.

3.           Name:                               Jeffrey Berman
             Title:                              Director
             Resident or Business Address:       5711 Glenwood Road
                                                 Bethesda, Maryland 20817

4.           Name:                                  Jacqueline Blank
             Title:                                 Director
             Resident or Business Address:          9744 Avenel Farm Drive
                                                    Potomac, Maryland 20854

5.           Name:                                  Deborah Chamoff
             Title:                                 Director and Vice President
             Resident or Business Address:          11504 Cushman Road
                                                    Rockville, Maryland 20852

6.           Name:                                  Yonit Elsdorfer
             Title:                                 Director
             Residence or Business Address:         13902 Little Tree Court
                                                    Rockville, Maryland 20850

7.           Name:                                  Douglas Feith
             Title:                                 Feith and Zell
             Residence or Business Address:         President and Director
                                                    1300 19th Street, N.W.
                                                    Suite 400
                                                    Washington,DC 20036

8.           Name:                                  Leesa Fields
             Title:                                 Director
             Residence or Business Address:         6624 Struttmann Lane
                                                    North Bethesda, Maryland 20852

9.           Name:                                  Jay Finkelstein
             Title:                                 Director
             Residence or Business Address:         7507 Connecticut Avenue
                                                    Chevy Chase, Maryland 20815

10.          Name:                                  Rabbi Lyle Fishman
             Title:                                 Director
             Residence or Business Address:         Ohr Kodesh Congregation
                                                    8402 Freyman Drive
                                                    Chevy Chase, Maryland 20815

11.          Name:                                  Annette Forseter
             Title:                                 Director
             Residence or Business Address:         6417 Danville Court
                                                    Rockville, Maryland 20852

12.          Name:                                  Cheryl Friedman
             Title:                                 Director
             Residence or Business Address:         6909 Loch Lomond Terrace
                                                    Bethesda, Maryland 20817

13.          Name:                                  Norman Goldstein
             Title:                                 Director
             Residence or Business Address:         1014 Chiswell Lane
                                                    Silver Spring, Maryland 20901

14.          Name:                                  Amy Kaufman Goot
             Title:                                 Director
             Residence or Business Address:         8818 Chalon Drive
                            Bethesda, Maryland 20817

15.          Name:                                  Donald Gutman
             Title:                                 Director and Treasurer
             Residence or Business Address:         8825 Sleepy Hollow Lane
                                                    Potomac, Maryland 20854

16.          Name:                                  Nancy Hamburger
             Title:                                 Director and Vice President
             Residence or Business Address:         9213 Fall River Lane
                                                    Potomac, Maryland 20854

17.          Name:                                  Dr. Ronald Jacobs
             Title:                                 Director
             Residence or Business Address:         11525 Twining Lane
                                                    Potomac, Maryland 20854

18.          Name:                                  Ron Kaplan
             Title:                                 Director
             Residence or Business Address:         7909 Greentree Road
                                                    Bethesda, Maryland

19.          Name:                                  Vera Katz
             Title:                                 Director and Secretary
             Residence or Business Address:         7802 Ivymount Terrace
                                                    Potomac, Maryland 20854

20.          Name:                                  Jay Lefkowitz
             Title:                                 Director
             Residence or Business Address:         8907 McGregor Drive
                                                    Chevy Chase, Maryland 20815

21.          Name:                                  Mark D. Lemer
             Title:                                 Director
             Residence or Business Address:         Lerner Enterprises
                                                    11501 Huff Court
                                                    North Bethesda, Maryland 20895-1094

22.          Name:                                  Belly May
             Title:                                 Director
             Residence or Business Address:         9032 Mistwood Drive
                                                    Potomac, Maryland 20854

23.          Name:                                  Elizabeth Lauren-Oser
             Title:                                 Director
             Residence or Business Address:         11221 Trippon Court
                                                    North Potomac, Maryland 20878

24.          Name:                                  Elizabeth Schrayer
             Title:                                 Director
             Residence or Business Address:         10913 Roundtable Court
                                                    Rockville, Maryland 20852

25.          Name:                                  Dr. Michael Sharon
             Title:                                 Director
             Residence or Business Address:         13 Chancelet Court
                                                    Rockville, Maryland 20852

26.          Name:                                  Janet Snider
             Title:                                 Director
             Residence or Business Address:         11100 Willowbrook Drive
                                                    Potomac, Maryland 20852

27.          Name:                                  Jeffrey Snyder
             Title:                                 5813 Mossrock Drive
             Residence or Business Address:         Rockville, Maryland

28.          Name:                                  Judry Subar
             Title:                                 Director
             Residence or Business Address:         11709 Greenlane Drive
                                                    Potomac, Maryland 20854

29.          Name:                                  Philip Sunshine
             Title:                                 Director
             Residence or Business Address:         11909 Whistler Court
                                                    Potomac, Maryland 20854